                                                Filed pursuant to Rule 424(b)(3)
                                           Relates to Registration No. 333-73212

                                     [LOGO]

                        1,200,000 SHARES OF COMMON STOCK

                            ------------------------

    The stockholders of LaBranche & Co Inc. listed in this prospectus are offering and selling an aggregate of 1,200,000 shares of LaBranche's common stock under this prospectus. These selling stockholders obtained their common stock in connection with acquisitions of two companies by our subsidiary, LaBranche & Co. LLC, in August and October 2001.

    LaBranche will not receive any part of the proceeds from the sale of common stock by the selling stockholders.

                            ------------------------

    The selling stockholders may sell their LaBranche common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

    LaBranche & Co Inc.'s common stock trades on the New York Stock Exchange under the ticker symbol "LAB." On November 19, 2001, the closing sale price of one share of LaBranche's common stock was $31.18.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS
THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS
PROSPECTUS.

                            ------------------------

    THE STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE
SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED
THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this prospectus is November 20, 2001.
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                               TABLE OF CONTENTS

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
                                                                PAGE
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
Our Company.................................................      3
Recent Developments.........................................      5
Special Note Regarding Forward-Looking Information..........      5
Risk Factors................................................      6
Use of Proceeds.............................................     16
Dividend Policy.............................................     16
Price Range of Common Stock.................................     17
Selling Stockholders........................................     18
Plan of Distribution........................................     19
Legal Matters...............................................     19
Experts.....................................................     19
Where You Can Find More Information.........................     20
Incorporation of Certain Documents by Reference.............     20

                            ------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LABRANCHE & CO INC. OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

    NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY LABRANCHE &
CO INC. OR ANY SELLING STOCKHOLDER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY US AND THE SELLING STOCKHOLDERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                                       2
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                                  OUR COMPANY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. ALL AMOUNTS WITH RESPECT TO THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000, AND WITH RESPECT TO THE YEAR ENDED DECEMBER 31, 2000 REFERRED TO BELOW REFLECT THE AMOUNTS DISCLOSED IN OUR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OUR CONSOLIDATED FINANCIAL STATEMENTS IN OUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 OR QUARTERLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS IN OUR FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001, INCORPORATED BY REFERENCE HEREIN, UNLESS OTHERWISE INDICATED. THE TERMS "WE," "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO LABRANCHE & CO INC. AND ITS SUBSIDIARIES. THE FOLLOWING DESCRIPTION OF OUR BUSINESS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF SOME FACTORS. SEE "RISK FACTORS."

    We are a holding company that is the sole member of LaBranche & Co. LLC and owns all the outstanding stock of Henderson Brothers, Inc., ROBB PECK McCOOEY Clearing Corporation and Internet Trading Technologies, Inc. Founded in 1924, our principal operating subsidiary, LaBranche & Co. LLC, is one of the oldest and largest specialist firms on the NYSE. As a specialist, our role is to maintain, as far as practicable, a fair and orderly market in our specialist stocks. In doing so, we provide a service to our listed companies, and to the brokers, traders and their respective customers who trade in our specialist stocks. We believe that, as a result of our commitment to providing high quality specialist services, we have developed a strong reputation among our constituencies, including investors, members of the Wall Street community and our listed companies.

    Our Henderson Brothers, Inc. subsidiary is a clearing broker for customers of introducing brokers and provides direct access floor brokerage services to institutional customers. Our ROBB PECK McCOOEY Clearing Corporation subsidiary provides securities clearing and other related services to individual and institutional clients, including traders, professional investors and broker-dealers. Our Internet Trading Technologies, Inc. subsidiary provides front-end order execution, analysis and reporting solutions for the wholesale securities dealer market.

    Our business has grown considerably during the past five years. Our revenues have increased from approximately $49.9 million in 1996 to $344.8 million in 2000, representing a compound annual growth rate of 62.1%, and our revenues through the first nine months of 2001 were approximately $299.6 million, an increase of 21.1% from $247.5 million in the first nine months of 2000. We have accomplished our growth both internally and through acquisitions. For example, since the NYSE implemented its new specialist allocation process in March 1997, we have been selected by 83 new listed companies, resulting from 156 listing interviews. In addition, we have acquired ten specialist operations since 1997, adding over 445 NYSE common stocks, 55 AMEX common stocks and 107 AMEX-listed options with respect to common stocks, for which we act as the specialist. During the past five years, we have also increased the scope of our business, as illustrated by the following data obtained from the NYSE:

    - the annual dollar volume on the NYSE of stocks for which we acted as specialist increased to $2.2 trillion in 2000, from $201.4 billion in 1996. Based on these dollar volumes, we were the largest specialist firm in 2000 as compared to the sixth largest in 1996;

    - the annual share volume on the NYSE of stocks for which we act as specialist increased to 52.7 billion in 2000, from 5.6 billion in 1996. Based on these share volumes, we were the largest specialist firm in 2000 as compared to the fourth largest in 1996; and

    - the total number of our NYSE common stock listings increased to 536 as of September 30, 2001, from 132 as of December 31, 1996. Based on the number of our NYSE common stock listings, we are the largest NYSE specialist firm as of September 30, 2001 as compared to the fourth largest as of December 31, 1996. In addition, we act as the specialist for 193 other NYSE-listed

                                       3
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      securities (e.g., preferred and convertible securities) and for 55 stocks and 107 options on the AMEX.

    As of September 30, 2001, our listed companies included:

    - 96 of the S&P 500 Index companies; and

    - nine of the 30 companies comprising the Dow Jones Industrial Average. Our Dow stocks are American Express Company, AT&T, DuPont, Eastman Kodak, Exxon Mobil, Merck, Minnesota Mining & Manufacturing, Phillip Morris and SBC Communications.

    THE SPECIALIST BUSINESS

    All trading of securities on the NYSE is conducted through an auction process. The auction process for each security is managed by the specialist for that security. The specialist is a broker-dealer who applies for and, if accepted, is assigned the role to maintain a fair and orderly market in its specialist stocks. The number of specialist units on the NYSE has decreased from 37 at December 31, 1996 to 10 at September 30, 2001. Of these, the three largest specialist units as ranked by their number of specialist stocks were responsible for approximately 56.0% and 68.8% of dollar trading volume in 2000 and the first nine months of 2001, respectively.

    A specialist firm is granted the franchise by the NYSE to conduct the auction in each NYSE-listed security. Specialist firms conduct their auctions at specific trading posts located on the floor of the NYSE. Because the specialist firm runs the auction in its specialist stocks, it knows of all bids and offers in those stocks and gathers orders to price its stocks appropriately.

    OUR COMPETITIVE POSITION

    We are committed to providing the highest quality service to our various constituencies. We believe our success is based on the following factors:

    - Our leading position in the specialist market.

    - Our diverse and high-quality specialist stocks.

    - Our strong market-making skills.

    - Our innovative customer-oriented services.

    - Our ability to successfully integrate the other specialist operations we have acquired since 1997.

    RISK MANAGEMENT

    Because our specialist activities expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. In addition, we have developed a risk management process which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes as participants our executive operating committee, our floor management committee, our floor team captains and our specialists.

    AMEX SPECIALIST ACTIVITES

    In December 2000, we purchased the assets and operations of an AMEX options specialist unit and run this business through our LaBranche & Co. LLC subsidiary. In August 2001, we expanded our AMEX specialist activities by purchasing the assets and operations of another AMEX specialist firm. These transactions enhance our commitment to the listed auction market and are important steps in the implementation of our growth strategy. Our AMEX specialist unit acts as the specialist in 55 stocks and 107 options, including the options with respect to the stock of Electronic Data Systems, Global Crossing and Exodus Communications.

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    OUR PROPRIETARY TRADING

    In 1995, we initiated a proprietary trading program, seeking to leverage our trading and market experience. Our strategy is short-term oriented, and most of our positions are intra-day and not held overnight. Four of our traders focus primarily on stocks listed on the NYSE. In 2000, we derived 0.5% of our revenues from our proprietary trading and in the first nine months of 2001, we derived (0.4)% of our revenues from proprietary trading. Our proprietary trading desk utilizes a Windows NT-based trade reporting system which captures all trades executed by the trading desk and marks all positions to market. We are not permitted to trade in stocks for which we act as specialist.

    Our executive offices are located at One Exchange Plaza, New York, New York 10006, our telephone number is (212) 425-1144.

                              RECENT DEVELOPMENTS

BOCKLET & COMPANY, LLC

    On October 18, 2001, we acquired Bocklet & Company, LLC, a NYSE specialist firm with respect to 60 common stocks, for aggregate consideration of:

    - $20.0 million, $5.0 million of which was paid at the closing of the acquisition and $5.0 million of which is to be paid on each of January 18, 2002, April 18, 2002 and July 18, 2002; and

    - 1,100,000 shares of our common stock.

The cash amounts payable on January 18, 2002, April 18, 2002 and July 18, 2002 will be increased or decreased based on a final determination of Bocklet's positive or negative net working capital as of the closing date of the Bocklet acquisition. It is anticipated that this determination will be finalized by the end of our fiscal 2001 fourth quarter.

APPOINTMENT OF NEW DIRECTOR

    On June 1, 2001, we appointed David A. George as a member of our board of directors. Mr. George is a member of both the audit committee and the compensation committee of our board of directors.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                                       5
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                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND CAUTIONARY STATEMENTS, AS WELL AS THE OTHER INFORMATION SET FORTH HEREIN. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

WE HAVE SIGNIFICANT INDEBTEDNESS AND INTEREST PAYMENT OBLIGATIONS.

    As of September 30, 2001, we had outstanding consolidated debt in the principal amount of approximately $416.5 million. These calculations of debt exclude subordinated liabilities related to contributed exchange memberships. LaBranche & Co. LLC also has the ability to borrow $200.0 million under a revolving credit facility with a U.S. commercial bank that was originally entered into in June of 1998 and increased and extended in June 1999, February 2000 and January 2001. We also may need to incur additional debt in the future for working capital or to complete acquisitions, even though our existing debt obligations impose some limits on our ability to do so. We are significantly leveraged and our level of indebtedness could have important consequences, including the following:

    - our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes may be impaired;

    - our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to make principal and interest payments;

    - we may not be able to compete with other firms that are not as leveraged; and

    - our degree of leverage may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

    Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance our debt obligations, obtain additional financing or sell assets. We cannot be sure that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

    Further, LaBranche & Co. LLC is a broker-dealer and a specialist regulated by the SEC and the NYSE. Such regulations include strict rules regarding capital requirements and approval for withdrawals of capital from, and in some cases, other distributions by, a broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

OUR ABILITY TO TAKE ACTIONS MAY BE RESTRICTED BY THE TERMS OF OUR INDEBTEDNESS.

    The covenants in our existing debt agreements, including LaBranche & Co. LLC's credit agreement with a U.S. commercial bank, the note purchase agreements relating to LaBranche & Co. LLC's senior subordinated indebtedness, the indentures governing our senior notes and senior subordinated notes and any future financing agreements, may adversely affect our ability to finance future operations or capital needs or to engage in our other business activities. These covenants limit or restrict our ability and the ability of our subsidiaries to:

    - incur additional debt;

    - pay dividends and make distributions;

                                       6
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    - repurchase our securities;

    - make certain investments;

    - create liens on our assets;

    - transfer or sell assets;

    - enter into transactions with affiliates;

    - issue or sell stock of subsidiaries; or

    - merge or consolidate.

    In addition, the credit agreement and the note purchase agreements also require LaBranche & Co. LLC to comply with certain financial ratios.
LaBranche & Co. LLC's ability to comply with these ratios may be affected by events beyond our or its control. If any of the covenants in the credit agreement, the note purchase agreements or the indentures relating to our senior notes and senior subordinated notes is breached, or if LaBranche & Co. LLC is unable to comply with required financial ratios, it may be in default under the credit agreement or the note purchase agreements and we may be in default under the indentures relating to our senior notes and senior subordinated notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to borrowings under the credit agreement.

WE ARE REQUIRED TO TAKE ACTIONS UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    Upon the occurrence of a change of control, we will be required to offer to repurchase all of our outstanding senior notes and senior subordinated notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control. If a change of control were to occur, it is possible that we would not have sufficient funds to repurchase our outstanding senior notes and senior subordinated notes or that restrictions in LaBranche & Co. LLC's credit agreement, the note purchase agreements relating to LaBranche & Co. LLC's senior subordinated indebtedness or the indentures governing our senior notes and senior subordinated notes will not allow such repurchases. Furthermore, a change of control will most likely trigger a default under LaBranche & Co. LLC's credit agreement, the note purchase agreements relating to LaBranche & Co. LLC's senior subordinated indebtedness and the indentures governing our senior notes and senior subordinated notes. To the extent we do not have sufficient funds to meet our repurchase obligations and any other obligations in respect of the credit agreement, the note purchase agreements and the indentures relating to our senior notes and senior subordinated notes, we would necessarily seek third-party financing. However, it is possible that we will not be able to obtain such financing.

WE MAY HAVE INSUFFICIENT CAPITAL IN THE FUTURE AND MAY BE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT.

    Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us. Historically, we have satisfied these needs with internally generated funds, our bank credit facilities and the issuance of subordinated debt by our operating subsidiaries and the issuance by us of our senior notes, senior subordinated notes and common stock. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements for the foreseeable future.

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    We may, however, need to raise additional funds to:

    - increase the capital available to us for our inventory positions;

    - support more rapid expansion;

    - acquire complementary businesses; or

    - respond to unanticipated capital requirements.

    We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

OUR REVENUES MAY DECREASE DUE TO CHANGES AFFECTING THE ECONOMY, SUCH AS INCREASES IN INTEREST RATES OR INFLATION, OR CHANGES AFFECTING THE SECURITIES MARKETS, SUCH AS DECREASED VOLUME OR LIQUIDITY.

    An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist activities. Historically, increases in our revenues have resulted primarily from significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. More recently, however, the economy has begun to slow and financial markets have declined. As a result market volume may decline in the future. If these declines in market volume continue, or if market liquidity becomes compromised, our revenues could decline and our results of operations could be adversely affected.

SUSTAINED DECLINES IN PRICE LEVELS OF SECURITIES COULD CAUSE US TO INCUR LOSSES.

    Adverse changes in the economy and the securities markets could lead to lower price levels of securities. Sustained declines in these price levels may result in:

    - losses from declines in the market value of securities held in our accounts;

    - the failure of buyers and sellers of securities to fulfill their settlement obligations; and

    - increases in claims and litigation.

TRADING THROUGH NYSE SPECIALISTS COULD BE REPLACED BY ALTERNATIVE TRADING SYSTEMS WHICH COULD REDUCE OUR REVENUE.

    Alternative trading systems could reduce the levels of trading of NYSE-listed stocks executed through specialists. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems have developed or emerged which may compete with specialists by increasing trading in NYSE-listed stocks off the NYSE trading floor and in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation.

NEW AND PROPOSED NYSE INITIATIVES MAY LOWER THE REVENUES WE EARN ON TRADES EXECUTED IN SHARES OF OUR COMMON STOCK LISTINGS.

    Effective in May 2000, the NYSE repealed Rule 390, which generally prohibited member firms from trading stocks listed before April 26, 1979 other than on a national exchange. Any stocks listed before April 26, 1979 for which we act as specialist are now freely tradable in over-the-counter markets. We do not receive commissions on trades executed in over-the-counter markets and do not participate in those trades as principal. On December 28, 1999, the NYSE implemented a new initiative, which increased from two minutes to five minutes the window for providing commission-free transactions on orders. Therefore, any order we execute as agent within five minutes of placement of the order does not generate any commissions revenue for us. This new initiative has adversely affected commissions revenue. In addition, since January 2001, all stocks trading on the NYSE have been quoted in decimals, rather than in $.0625 increments. Although we do not believe that this change has caused a decline in our revenues to date, it could adversely affect our trading results in the future.

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OUR RESULTS MAY FLUCTUATE SIGNIFICANTLY.

    Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

    - a decrease in trading volume on the NYSE;

    - changes in volatility in the equity securities markets; and

    - changes in the value of our securities positions.

    Many elements of our cost structure, however, do not decline if we experience reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses.

RISKS ASSOCIATED WITH OUR TRADING TRANSACTIONS COULD RESULT IN TRADING LOSSES.

    A majority of our specialist-related revenues are derived from trading by us as principal. We may incur trading losses relating to these activities since each such trade primarily involves the purchase, sale or short sale of securities for our own account. In any period, we may incur trading losses in a significant number of our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the required performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits. We also operate a proprietary trading desk separately from our NYSE specialist operations, which represented 0.5% of our total revenues in 2000 and (0.4)% of our total revenues in the first nine months of 2001. We may incur future trading losses as a result of these trading activities.

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

NYSE SPECIALIST RULES MAY REQUIRE US TO MAKE UNPROFITABLE TRADES OR TO REFRAIN FROM MAKING PROFITABLE TRADES.

    When we trade as principal, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. Our role as a specialist, at times, requires us to make trades that adversely affect our profitability. In addition, as a specialist, we are at times required to refrain from trading for our own account in circumstances in which it may be to our advantage to trade. For example, we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subject to risk. Additionally, the NYSE periodically amends its rules and may make the rules governing our activities as a specialist more stringent or may implement changes which could adversely affect our trading revenues.

WE MAY HAVE DIFFICULTY SUCCESSFULLY MANAGING OUR GROWTH.

    Since 1997, we have experienced significant growth in our business and the number of our employees. We cannot assure you that we will be able to manage our growth successfully. Our inability

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to do so could have an adverse effect on our business, financial condition and/or operating results. The growth of our business has increased the demands upon our management and operations. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures which are regularly updated. Our future operating results will depend on our ability to continue:

    - to improve our systems for operations, financial control, and communication and information management;

    - to refine our compliance procedures and enhance our compliance oversight; and

    - to recruit, train, manage and retain our employees.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ACCURATELY PROCESS AND RECORD OUR TRANSACTIONS, AND ANY FAILURE TO DO SO COULD SUBJECT US TO LOSSES.

    Our specialist activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

RECENT TERRORIST ATTACKS HAVE CONTRIBUTED TO ECONOMIC INSTABILITY IN THE UNITED STATES; CONTINUED TERRORIST ATTACKS, WAR OR OTHER CIVIL DISTURBANCES COULD LEAD TO FURTHER ECONOMIC INSTABILITY AND DEPRESS OUR STOCK PRICE.

    On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, with the attacks in New York City particularly affecting our operations. These attacks have caused instability in the global financial markets. The United States is also currently conducting military attacks in Afghanistan in response to the terrorist attacks. These attacks and the U.S. military campaign may lead to substantial armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may contribute further to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results.

    In addition, our offices are located in close proximity to the terrorist attacks on the World Trade Center on September 11, 2001. The aftermath of the attacks on the World Trade Center and the resulting air-quality issues in our building required us to temporarily relocate our offices. The NYSE and AMEX also were forced to stop operating for four consecutive trading days, which caused our operations to halt and could have compromised the liquidity of that market during closure. If additional terrorist attacks occur in close proximity to our offices, or upon our office building or the NYSE or AMEX, we could be forced to relocate for a longer period of time, or permanently. Furthermore, additional terrorist attacks in New York City, or on our building or on the NYSE, or additional armed hostilities within the United States, could cause significant delays or stoppages in our business activities, which would significantly harm our revenues and profits.

OUR INFORMATION OR COMMUNICATION SYSTEMS MAY FAIL AND INTERRUPT OUR BUSINESS.

    Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

    - hardware or software failure;

    - power or telecommunications failure.

    The September 11, 2001 terrorist attacks, particularly the attacks on the World Trade Center, caused a temporary lapse in our information and communications systems. It is possible that additional terrorist attacks may occur in the future without warning and that such attacks could compromise or disable our systems. Although we have back-up disaster recovery centers in New Jersey, they may not be effective in preventing an interruption of our business. It is also possible that any future terrorist activities or an act of war in retaliation against the current United States military campaign in Afghanistan could harm our operations and/or disaster recovery centers in New Jersey which could significantly harm our business.

WE DEPEND ON THE NYSE AND CLEARING AND DEPOSITORY INSTITUTIONS TO EFFECT TRADES, AND THEIR FAILURE TO PERFORM COULD SUBJECT US TO LOSSES.

    We are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the NYSE and clearing and depository institutions. Failures or inadequate or slow performance of any of those systems could adversely affect our ability to operate and complete trades. The chances of such failures or inadequacies would likely escalate if there are additional terrorist attacks in New York City, the United States or elsewhere or if the current United States military campaign in Afghanistan becomes a widespread war. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO UPGRADE OUR INFORMATION AND COMMUNICATIONS SYSTEMS, AND ANY FAILURE TO DO SO COULD HARM OUR BUSINESS AND PROFITABILITY.

    The development of complex communications and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE. As a result, if the NYSE upgrades its systems, we will need to make corresponding upgrades. Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis. We cannot be sure that we will be successful in upgrading our information and communications systems on a timely or cost-effective basis. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

    The NYSE's ability to develop information and communications systems and complex computer and other technology systems has been instrumental in its recent growth and success. We are dependent on the continuing development of technological advances by the NYSE, a process over which we have no control. If the NYSE for any reason is unable to continue its recent history of computer-related and other technological developments and advances, it could have an adverse effect on the success of the NYSE, including its ability to grow, to manage its trading volumes and to attract new listings. Any such developments can be expected to adversely affect our operations, financial condition and operating results.

IF WE LOSE THE SERVICES OF OUR KEY PERSONNEL OR CANNOT HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR BUSINESS WILL BE HARMED.

    Our future success depends on the continued service of key employees, particularly George M.L. LaBranche, IV (Michael LaBranche), our Chairman, Chief Executive Officer and President. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. We have employment agreements with Mr. LaBranche and other key employees. We also maintain "key person" life insurance policies on Mr. LaBranche and other key employees. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel in the future.

    In connection with our 1999 reorganization from partnership to corporate form and initial public offering of our common stock, a number of our current managing directors received substantial amounts of our common stock in exchange for their partnership interests. Because the shares of common stock were received in exchange for partnership interests, ownership of the shares is not dependent upon the continued employment of those managing directors. In addition, many of our employees who are not managing directors have received grants of stock options and restricted stock units. The steps we have taken to encourage the continued service of these individuals, who include key senior personnel, may not be effective.

WE DEPEND SIGNIFICANTLY ON REVENUES FROM OUR SPECIALIST ACTIVITIES WITH RESPECT TO A SMALL GROUP OF LISTED COMPANIES, AND THE LOSS OF ANY OF THEM COULD REDUCE OUR REVENUES.

    Historically, a relatively small number of listed companies have accounted for a significant portion of our revenues from our specialist trading activities. The loss of any of these listed companies could have an adverse effect on our revenues. For the years ended December 31, 1998, 1999 and 2000, transactions in our 10 most actively traded specialist stocks accounted for approximately 39.0%, 44.2% and 38.7% of our total revenues, respectively. We cannot assure you that we will be able to retain these or other listed companies. We can lose these listed companies if they cease to be traded on the NYSE as a result of being acquired or otherwise delisted. In addition, if the NYSE were to determine that we have failed to fulfill our obligations as specialist for a listed company, our registration as a specialist for that listed company could be canceled or suspended.

WE DEPEND PRIMARILY ON OUR SPECIALIST ACTIVITIES, AND IF THEY FAIL TO GROW AS ANTICIPATED, IT WOULD HARM OUR REVENUES.

    We derive a large majority of our revenues from specialist activities. If demand for our specialist services fails to grow, grows more slowly than we currently anticipate or declines, our revenues would be adversely affected. We expect our specialist activities to continue to account for a vast majority of our revenues for the foreseeable future. Our future success will depend on:

    - continued growth in the volume of trading and the number of listings on the NYSE and the AMEX;

    - our ability to be chosen as specialist for additional listing companies;

    - our ability to respond to regulatory and technological changes; and

    - our ability to respond to changing demands in the marketplace.

WE ARE SUBJECT TO INTENSE COMPETITION FOR NEW LISTINGS, AND OUR PROFITABILITY WILL SUFFER IF WE DO NOT COMPETE EFFECTIVELY.

    We cannot be sure that we will be able to compete effectively with current or future competitors. Our failure to compete effectively would have an adverse effect on our profitability. We obtain all our new listings on the NYSE by going through an allocation process. In this process, either a committee of the NYSE or the listing company chooses the specialist. The competition for obtaining new listing companies is intense. We expect competition to continue and intensify in the future. Some of our competitors may have significantly greater financial and other resources than we have and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They also may be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from this consolidation may have a stronger capital base. This trend has intensified the competition in our industry. Finally, the NYSE retains the ability to name new specialist firms.

THE FAILURE BY US OR OUR EMPLOYEES TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS COULD RESULT IN SUBSTANTIAL FINES AND OTHER PENALTIES.

    The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE, the AMEX, other self-regulatory organizations, commonly referred to as SROs, and state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules or regulations could result in serious adverse consequences. We and our officers and employees may be subject in the future to claims arising from acts in contravention of these laws, rules and regulations. An adverse ruling against us and/or our officers and other employees as a result of any of these claims could result in us and/or our officers and other employees being required to pay a substantial fine or settlement. It could also result in the suspension or revocation of our registration with the SEC as a broker-dealer or our suspension or expulsion as a member firm of the NYSE or the AMEX. If this occurred, we could be unable to operate our business. As a result of our recent acquisitions, the number of our employees has increased significantly, and our lack of experience working with these employees increases the risk that we will not detect or deter employee misconduct.

THE REGULATORY ENVIRONMENT IN WHICH WE OPERATE MAY CHANGE, MAKING IT DIFFICULT FOR US TO REMAIN IN COMPLIANCE.

    The regulatory environment in which we operate is subject to change which we cannot predict. It may be difficult for us to comply with new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities and SROs, including the NYSE. Failure to comply would have an adverse effect on our business, financial condition and/or operating results. Changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities, SROs, the NYSE and the AMEX also could have an adverse effect on our business, financial condition and/or operating results.

WE CANNOT PREDICT THE EFFECT A PROPOSED PUBLIC OFFERING BY THE NYSE WOULD HAVE ON OUR BUSINESS.

    The NYSE has announced the possibility of offering shares of its capital stock to the public. We are unable to predict what effect, if any, such an offering would have on our business and the specialist industry.

FAILURE TO COMPLY WITH NET CAPITAL AND NET LIQUID ASSET REQUIREMENTS MAY RESULT IN THE REVOCATION OF OUR REGISTRATION WITH THE SEC OR OUR EXPULSION FROM THE NYSE.

    The SEC, the NYSE and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of capital and net liquid assets by securities brokers-dealers as well as specialist firms. The NYSE recently increased its minimum net liquid asset requirements. With the completion of our recent acquisition of Bocklet, LaBranche & Co. LLC is required to maintain minimum net liquid assets of approximately $446.0 million. Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of our SEC registration or suspension or expulsion by the NYSE. If this occurred, we would be unable to operate our business. In addition, a change in these rules, the imposition of new rules or any unusually large requirement or charge against our regulatory capital could limit any of our operations that require the intensive use of capital. These rules could also restrict our ability to withdraw capital from LaBranche & Co. LLC. Any limitation on our ability to withdraw capital from LaBranche & Co. LLC could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A substantial market decline, a significant operating loss or any unusually large requirement or charge against regulatory capital could adversely affect our ability to expand or even maintain our present levels of business, which could have an adverse effect on our business, financial condition and/or operating results.

EMPLOYEE MISCONDUCT IS DIFFICULT TO DETECT AND DETER AND COULD RESULT IN LOSSES.

    There have been a number of highly publicized cases involving fraud, stock manipulation or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

WE ARE SUBJECT TO RISK RELATING TO LITIGATION AND POTENTIAL SECURITIES LAWS LIABILITY.

    Many aspects of our business involve substantial risks of liability. A specialist is exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the NYSE and the AMEX. We also are subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us or a lengthy litigation process could have an adverse effect on our business, financial condition and/or operating results.

COUNTERPARTIES MAY FAIL TO PAY US.

    As a specialist in listed stocks, our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The NYSE and the clearing houses monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

SOME OF OUR EXECUTIVE OFFICERS ARE IN A POSITION TO CONTROL MATTERS REQUIRING A STOCKHOLDER VOTE.

    Certain of our managing directors who currently own approximately 58.9% of our outstanding common stock have entered into a stockholders' agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of Michael LaBranche, our Chairman, Chief Executive Officer and President, James G. Gallagher and Alfred O. Hayward, Jr., each an executive officer and director. Accordingly, these individuals have the ability to control all matters requiring approval by our common stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, they are able to dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

    In addition, in our acquisition of ROBB PECK McCOOEY Financial
Services, Inc., or RPM, we issued an aggregate of 100,000 shares of our Series A preferred stock to the former stockholders of RPM. The holders of our Series A preferred stock have the opportunity to vote on certain matters that would affect their rights as holders of Series A preferred stock, any issuance of our capital stock with rights greater than or equal to theirs, and any proposal for our merger or consolidation, the sale of more than 50% of our consolidated assets or any similar transaction. George E Robb, Jr., one of our directors, and Robert M. Murphy, one of our directors and the Chief Executive Officer of our LaBranche & Co. LLC subsidiary, own an aggregate of approximately 65.6% of our Series A preferred stock. This concentration of ownership, therefore, also could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

WE MAY ENCOUNTER PROBLEMS EFFECTIVELY INTEGRATING BOCKLET AND RPM.

    Integrating the operations and personnel of Bocklet and RPM is a complex process, and we are uncertain that the integration will be completed in a timely manner and that we will achieve the anticipated benefits of these transactions. Particularly, the RPM acquisition is substantially larger than all of our prior acquisitions. In addition to the risks described below in connection with acquisitions generally, the ultimate success of the RPM and Bocklet acquisitions is dependent on the following factors:

    - our ability to maintain a relationship with Bocklet's and RPM's customers in whose stocks they made a market prior to their respective closings, as well as our ability to maintain our customer base;

    - our ability to successfully integrate RPM's and Bocklet's technologies;
      and

    - our ability to retain and incentivize the former RPM and Bocklet employees.

If we do not successfully integrate RPM and Bocklet, or if the RPM and Bocklet acquisitions' benefits do not meet the expectations of investors or financial or industry analysts, the market price of our common stock may decline.

UNCERTAINTIES ASSOCIATED WITH OUR RECENT ACQUISITIONS MAY CAUSE US TO LOSE KEY PERSONNEL.

    Our current and prospective employees may experience uncertainty about their future roles with us due to the integration of recently acquired employees and businesses into ours. This uncertainty may adversely affect our ability to attract and retain key personnel, which would adversely affect our business and results of operations.

                                USE OF PROCEEDS

    All proceeds from the sale of the shares of the common stock will go to the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of the shares of our common stock offered by this prospectus.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our common stock. We currently anticipate that all future earnings will be retained by us to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operations, capital requirements, the general financial condition, contractual restrictions and general business conditions.

    In connection with our acquisition of RPM, we issued 100,000 shares of our Series A preferred stock to the former stockholders of RPM. Each outstanding share of our Series A preferred stock entitles the holder to cumulative preferred cash dividends at an annual rate of 8% of the liquidation preference until March 15, 2005, 10% until March 15, 2006 and 10.8% thereafter. Dividends are payable on the first day of January and the first day of July of each year (or if such date is not a regular business day, then the next business day thereafter). Dividends on the issued and outstanding shares of Series A preferred stock are preferred and cumulative and accrue from the date on which they were originally issued.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock is quoted on the NYSE under the symbol "LAB." The following table sets forth for the periods indicated the high and low reported sale prices per share for our common stock as reported by the NYSE.

YEAR ENDED DECEMBER 31, 1999                                    HIGH       LOW
----------------------------                                  --------   --------
Third Quarter (from August 19)..............................   $14.88     $11.13
Fourth Quarter..............................................   $13.50     $ 9.06

YEAR ENDED DECEMBER 31, 2000                                    HIGH       LOW
----------------------------                                  --------   --------
First Quarter...............................................   $15.75     $11.25
Second Quarter..............................................   $17.90     $11.13
Third Quarter...............................................   $37.50     $15.00
Fourth Quarter..............................................   $40.00     $22.13

YEAR ENDING DECEMBER 31, 2001                                   HIGH       LOW
-----------------------------                                 --------   --------
First Quarter...............................................   $51.45     $26.75
Second Quarter..............................................   $45.17     $27.00
Third Quarter...............................................   $30.60     $19.12
Fourth Quarter (through November 19)........................   $32.90     $21.35

    The number of stockholders of record of common stock on November 19, 2001 was approximately 140. On November 19, 2001, the last reported sale price of our common stock as reported by the NYSE was $31.18.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information, as of November 19, 2001, regarding the beneficial ownership of the common stock being sold by the selling stockholders. These selling stockholders obtained their common stock in connection with our acquisition of Bocklet & Company, LLC in October 2001 and our acquisition of Cranmer & Cranmer, Inc. in August 2001. No selling stockholder owns more than one percent of our outstanding common stock.

                                            SHARES OF COMMON                          SHARES OF COMMON
                                           STOCK BENEFICIALLY    NUMBER OF SHARES    STOCK BENEFICIALLY
                                                  OWNED           OF COMMON STOCK           OWNED
SELLING STOCKHOLDER                         PRIOR TO OFFERING    REGISTERED HEREIN   AFTER OFFERING (1)
-------------------                        -------------------   -----------------   -------------------
                                            NUMBER    PERCENT                         NUMBER    PERCENT
Charles J. Bocklet, Jr...................  561,000       *            561,000           -          *
J. Barry Bocklet, Sr.....................  231,000       *            231,000           -          *
Lauritz C. Jensen........................   99,000       *             99,000           -          *
Charles J. Bocklet, III..................   66,000       *             66,000           -          *
Michael B. Bocklet.......................   66,000       *             66,000           -          *
Joseph P. Bocklet........................   22,000       *             22,000           -          *
Boyd L. Bocklet..........................   16,500       *             16,500           -          *
Benton Bocklet...........................   11,000       *             11,000           -          *
Robert C. Hersey.........................   11,000       *             11,000           -          *
Kathleen B. Hersey.......................    5,500       *              5,500           -          *
Barbara E. Casey.........................    5,500       *              5,500           -          *
Connie Lou Bocklet.......................    5,500       *              5,500           -          *
Cranmer & Cranmer, Inc...................  100,000       *            100,000           -          *

------------------------

*   Represents less than 1%

(1) Assumes that all shares offered by each selling stockholder are sold in this offering.

                              PLAN OF DISTRIBUTION

    The selling stockholders named herein (or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership, distribution or other non-sale-related transfer after the date of this prospectus) may offer their shares at various times in one or more transactions on the NYSE, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of them. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

                                 LEGAL MATTERS

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York 10103, is giving its opinion on the validity of the shares.

                                    EXPERTS

    The audited financial statements and schedules of LaBranche & Co Inc. and Subsidiaries incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

    The audited financial statements of ROBB PECK McCOOEY Financial
Services, Inc. incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of LaBranche stock. This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-73212).

    (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended.

    (ii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

   (iii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

    (iv) The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

    (v) The Company's Current Report on Form 8-K filed on January 19, 2001.

    (vi) The Company's Current Report on Form 8-K filed on March 22, 2001

   (vii) The Company's Current Report on Form 8-K filed on June 1, 2001.

  (viii) The Company's Current Report on Form 8-K filed on October 24, 2001.

    (ix) The description of the Company's common stock contained in its Registration Statement on Form 8-A (File No. 001-15251) filed on August 16, 1999.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    LaBranche & Co Inc.
    One Exchange Plaza
    New York, New York 10006
    Attention: Investor Relations Department
    Phone No. (212) 425-1144

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.